The following revised submission is in response to staff comments in a letter dated March 31, 1999.


SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street N.W., Washington, D.C. 20549


FORM 10 - SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER -0-300181-14825


MERIDIAN HOLDINGS, INC.

(Exact Name Of Registrant As Specified In Its Charter)


COLORADO                               52-2133742
-----------------------              ------------------------------
(State or other jurisdiction of     (I.R.S. Employer Identification Number)
incorporation or organization)

900 Wilshire Avenue, Suite 500
Los Angeles, California 90017
(213) 627-8878 Fax: (213) 627-9183
Attention: Anthony C. Dike
------------------------------------------------
(Address, Including Zip Code, And Telephone Number, Including Area Code, Of Registrant's Principal Executive Offices)


Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class              Name of each exchange on which each class
to be so registered           	  is sought to be registered
------------------------         -----------------------------------
Common Stock                     OTC Electronic Bulletin Board

Securities Registered Pursuant to Section 12(b) of the Act:

Common Shares $.001 par value
------------------------------------------
Title of each class to be so registered




Total Number of Pages: 27
Index to Exhibits Appears on Page: 24
(Filing stipulated in United States Dollars Unless Otherwise Stated)






                     INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                  TABLE OF CONTENTS



  PAGE

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS. . . . . . . . . . . . . 1

PART I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

     ITEM 1.   DESCRIPTION OF BUSINESS . . . . . . . . . . . . . . . . . 2

     ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
               OPERATION . . . . . . . . . . . . . . . . . . . . . . . . 6

     ITEM 3.   DESCRIPTION OF PROPERTY . . . . . . . . . . . . . . . . .13
     ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
               MANAGEMENT. . . . . . . . . . . . . . . . . . . . . . . .13

     ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL. . .13

     ITEM 6.   EXECUTIVE COMPENSATION. . . . . . . . . . . . . . . . . .14
     ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS. . . . . .14

     ITEM 8.   DESCRIPTION OF SECURITIES . . . . . . . . . . . . . . . .14

PART II. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .15
     ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S
               COMMON EQUITY AND OTHER SHAREHOLDER MATTERS . . . . . . .15

     ITEM 2.   LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . .15
     ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTING. . . . . . .16
     ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES . . . . . . . . .16
     ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS . . . . . . . .16

PART F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .17

PART III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .23
     ITEM 1    INDEX TO EXHIBITS . . . . . . . . . . . . . . . . . . . .23

Exhibit A    Articles of Incorporation (filed in paper)
Exhibit B    Bylaws of Meridian Holdings, Inc. (filed in paper)
Exhibit C    Letter of Intent to Acquire Assets.(included with filing)


SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .24








i



                  DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-SB includes forward-looking statements. All statements, other than statements of historical fact, included in this Form 10-SB, including, without limitation, statements under "Description of Business" and "Management's Discussion and Analysis or Plan of Operation" regarding the Company's business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, forecasted, or contemplated by any such forward-looking statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this Form 10-SB, including, without limitation, in conjunction with the forward-looking statements included in this Form 10-SB.

Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.



1

PART I

ITEM 1.   DESCRIPTION OF BUSINESS

A. THE COMPANY

History and Organization
	Meridian Holdings, Inc. (the "Company") is a Colorado corporation organized on October 13th, 1998. Since incorporation, the Company's activities have been limited to capital formation. The Company intends to become an Internet retailer of computer software and hardware products. The Company currently maintains offices at 900 Wilshire
Blvd, Suite 500, Los Angeles, California 90302 and its telephone number is (213) 627-8878.

B. THE INDUSTRY

BUSINESS

	There are over 50,000 computer software programs and related hard-wares on the market in the United States currently. From this wide selection, the Company has selected approximately 40,000 software programs and hardware which it proposes to place into an Electronic Catalogue and thereafter market through a Web-site on the Internet. In the future, additional software programs and hardware may be added to the catalogue. When operational, an on-line customer would be able to browse through the Company's catalogue and select one or more software programs to purchase. When a program is identified, the customer may then fill-out an order entry form on-line.

The information required to complete the order form will include details of the software program and the credit card information for the sale.
From the completed order form, the credit card information may be verified electronically. Upon verification, the funds will be automatically deposited into a trust account and the customer will be assigned an electronic identification number, software to be downloaded onto the customers hard-drive. For hardware products, the company has established a relationship with one of the major distributors of computer hardware and software products, to help fulfill all on-line orders placed through its' web-site.

The sales transaction described above for software sales, differs fundamentally from the traditional software sales mechanism.
Typically, when a software program is sold, whether by direct mail or through an outlet, the buyer receives a physical copy of the software for install. However, when the Company's distribution channel is used, the program acquired is downloaded directly, in real time, to the purchaser's hard-drive from a copy of the software program stored in the Company's Web-server.

The ability of the Company to introduce the marketing channel as described above, is predicated on the willingness of the manufacturers of software programs to enter into distribution/vendor agreements with the Company. Currently, the Company is not in discussions with nor has it contracted with any software manufacturers. However, Management reasonably believes that it will be able to secure and enter into such contracts.



2
Meridian Holdings, Inc., was founded to capitalize on the opportunity for on-line retailing. Management believes that software distribution, utilizing the model set forth herein, is particularly suited to on-line retailing for several reasons. First, an on-line retailer can offer virtually unlimited on-line shelf space. Secondly, it can offer its customers a wide range of products which, hitherto, would have required a large amount of operational space. Thirdly, serving a global market, on-line retailer realize substantial economies relative to the traditional software retailer. And, finally, the software purchaser has the convenience of immediate use of the software purchased.

FUTURE PRODUCT LINE ADDITIONS

Products will be added based primarily on what is being sought by the Company's website users. This will be determined through information gathered through on-line questionnaires.

RISK FACTORS

	IN ANALYZING THIS COMPANY, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, AMONG OTHER THINGS, THE FOLLOWING RISK FACTORS:

a.	DEVELOPMENT STAGE ENTERPRISE--  Meridian Holdings, Inc. was recently incorporated. It has no operational history and has yet to engage in business of any type. Its operations will, therefore, be subject to the risks inherent in the establishment of a new business. While management believes that the Company will be successful in implementing its business plan as set forth herein, there can be no assurance that the Company will be able to achieve its goals or to be successful.

b.	ADDITIONAL FINANCING REQUIRED--   As of the date hereof, the Company
possesses working capital of only $6,176. Such an amount will be insufficient to conduct more than tertiary operations. Accordingly, the Company will requirea significant amount of additional capital, no assurance can be given that such endeavors will be successful. Even if financing were to become available, it is likely that the cost of such funds will be high and possibly prohibitive due to the fact that the Company is a start-up company without a record of success. Other obstacles to obtaining additional financing may arise in the future. Without significant additional capital, the Company is unlikely to be able to conduct any business. (See "BUSINESS".)

c.	IMPACT OF CHANGES IN TECHNOLOGY--  The Company's operations will utilize a new and rapidly evolving technology - on line commerce. By the nature of this business, the Company must continually develop and upgrade its technology and transaction-processing systems and improve its Web site. There can be no assurance that the Company will be successful in addressing these issues and, the failure to do so could have a material adverse effect on the Company's business. (See "BUSINESS".)

d.	COMPETITION--  The Company is new and unseasoned and, therefore, it will face the inherent difficulties of entering an established field.
Numerous companies with assets and resources significantly greater than those of the Company will compete with the Company in the marketplace. Further, there is no assurance that additional, better financed, and more experienced companies, will not enter the marketplace to compete with the Company.

(See "BUSINESS".)
3

e.	CONTROL BY MANAGEMENT--  Mr. Okehie serves as the sole officer and director of the Company. Serving in multiple capacities, Mr. Okehie exercises an unusually large amount of control and discretion over the Company's activities. In addition, Mr. Okehie controls 85% of the Company's stock. He can, pursuant to Colorado law, elect all of the Company's directors, appoint its officers and control the Company's affairs and operations.

The Company's Articles of Incorporation do not provide for cumulative voting. (See "PRINCIPAL STOCKHOLDERS" and "MANAGEMENT".)

f.	LACK OF MARKET RESEARCH--  The Company has neither conducted nor have others made available to it the results of any market research pertaining to the proposed activities of the Company. Therefore, management has no assurances that a market exists for its proposed business activity. (See "BUSINESS".)

g.	DEPENDENCE ON MANAGEMENT--  The Company's sole officer and director,
Mr. Okehie, has no experience in the business activities in which the Company intends to engage. Accordingly, potential investors of the securities offered herein should critically evaluate the information concerning the Company's management. (See "MANAGEMENT".). Additionally, the management of the Company will be largely dependent on the active participation of Mr. Okehie. In the event that the services of Mr. Okehie were not available to the Company, the Company's ability to achieve its goals as set forth herein is likely to be severely and adversely affected. The Company does not maintain key-man insurance nor is there any plan to purchase any such insurance in the foreseeable future.

f.	POTENTIAL CONFLICT OF INTEREST-- No Full-time Employees - Limited
Staff for Operations. Mr. Okehie maintains full-time employment in other activities. Hence, the time he can devote to the affairs of the Company is necessarily limited. The amount of time Mr. Okehie will devote to the business of the Company is unlikely to exceed 45 hours per month. Thus, there exists conflicts of interest including, among other things, time and effort. (See "MANAGEMENT".)

g.	DIVIDENDS--  No dividend has been paid on the Common Stock since inception and none is contemplated at any time in the foreseeable future. (See "DIVIDENDS".)

h.	PREFERRED STOCK-- The Company is authorized to issue 10,000,000 shares of Preferred Stock, $.00l par value. The Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The potential exists, therefore, that Preferred Stock may be issued which would grant dividend preferences and liquidation preferences to preferred stockholders over common stockholders. As of the date of this has been issued. Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the authority to issue these shares without stockholder approval. The issuance of Preferred Stock may have the affect of delaying or preventing a change in control of the Company without any further action by stockholders. There are no present plans to issue any such shares of stock.





4
I. PUBLIC MARKET-There is not now, and there may never be, a public market of any kind for the securities issued by the Company, including the Shares. There is no assurance that the price of the Shares in any market which may develop will be greater than the offering price. As a result of these factors, holders of the Company's Common Stock may not be able to liquidate their investment.

J. PENNY STOCK-The Company's securities may be deemed "penny stock" as defined in Rule 3a51-1 of the Securities and Exchange Act of 1934, as amended. Such a designation could have a material adverse effect on the development of the public market for shares of the Company's common stock or, if such a market develops, its continuation, since broker-dealers are required to personally determine whether an investment in such securities is suitable for customers prior to any solicitation of any offer to purchase these securities. Compliance with procedures relating to sale by broker-dealers of "penny stock" may make it more difficult for purchasers of the Company's common stock to resell their shares to third parties or to otherwise dispose of such shares.

K. INTERLLECTUAL PROPERTY-The Company does not have any patents for its technology and there can be no assurance that the Company will be able to protect its proprietary rights from use by its competitors. The commercial success of Company may also depend upon its products and services not infringing any intellectual property rights of others and upon no such claims of infringement being made.

L. PERMITS AND LICENSES-The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out its plan.

M. CURRENCY FLUCTUATION-The Company's potential operation make it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. Management will undertake to hedge currency risks by negotiating its joint venture agreements cash receipts in U.S. dollars. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Company may suffer losses due to adverse foreign currency fluctuation. Such fluctuation may also influence future contribution margins.

N. CURRENT TECHNOLOGY-The technology necessary to create a service such as the one the Company will be offering exists today and is readily accessible, therefore, there would be ease of entry and exit for would-be competitors.

O. INTERNET-Use of the internet by consumers is at a very early stage of development, and market acceptance of the Internet as a medium is subject to high level of uncertainty. The Company expects to experience significant fluctuations in operating results in future periods due to a variety of factors, including, but not limited to, (i) market acceptance of the Internet as a medium for consumers, (ii) the Company's ability to create and deliver internet content in order to attract users to its websites to purchase its products and/or services, and to attract advertisers to its websites, (iii) there can be no assurance that the Company's content will be attractive to a sufficient number of users to generate significant revenues, (iv) intense competition from other providers of related content over the Internet,
(v) delays or errors in the Company's ability to effect electronic commerce transactions, (vi)the Company's ability to upgrade and develop its systems and infrastructure in a timely and

5

effective manner (vii) technical difficulties, system downtime or Internet brownouts, (viii) the Company's ability to attract customers at a steady rate and maintain customer satisfaction, (ix) seasonality of the industry, (x) seasonality of advertising sales, (xi) Company promotions and sales programs, (xii) the amount and timing of operating costs and capital expenditures relating to the expansion of the Company's business, operations and infrastructure and the implementation of marketing programs, key agreements and strategic alliances, (xiii) the level of returns experienced by the Company; and
(xiv) general economic conditions and economic conditions specific to Internet, on-line commerce industry.

P. RISK ASSOCIATED WITH THE YEAR 2000-The year 200 issue is the result of Computer programs written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as Year 1900 rather than the Year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Management believes that the Company does not have a material exposure to Year 2000 issue with respect to its own information systems since its existing systems correctly define the Year 2000. The Company intends to conduct an analysis throughout its development stage to determine the extent to which its major suppliers' systems (insofar as they relate to the Company's business) are subject to the Year 2000 issue. The Company is currently unable to predict the extent to which it would be vulnerable to its suppliers' failure to remediate any Year 2000 issues on a timely basis. In particular, most of the purchase from the Company's Internet website will be made with credit cards and the Company's operations may be materially adversely affected to the extent its customers are unable to use their credit cards due to Year 2000 issues that are not rectified by their credit card providers.

Q. TELECOMMUNICATIONS-The Company's services are dependent on the use of the Internet and telephone connections. Any interruptions, delays or capacity problems experienced on the Internet or with the telephone connection could adversely affect the ability of the Company to provide its services. The telecommunications industry is subject to regulatory control. Any amendments to current regulations could have a material adverse effect on the Company's business, results of operations and prospects. The Company's business is highly dependent on its computers and telecommunications systems for the operation and quality of its services. The temporary or permanent loss of all or portion of either system, or significant replacement delays, for whatever reason, could have a materially adverse effect on the Company's business, financial condition and results of operations.

Note; In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this filing, potential investors should keep in mind other possible risks that could be important.









6
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

THE INTERNET

The Internet is the world's largest telecommunications network in existence today and has brought low cost global computer telecommunications within the reach of all businesses and many consumers in almost all developed and third-world growth economies.

The Internet and Internet technology has been growing and evolving since its inception over 30 years ago. From its inceptions, the Internet was intended as more than just a computer network, but as a means of facilitating collaboration and development at great speed among groups like academics, industry researchers and business entrepreneurs.

Originally created as a means of information exchange for the U.S.
Department of Defense, it quickly became adopted by others who developed the network to support open global academic and research activities. People would be able to send messages, research material and various other types of communications electronically. Data would be converted and sent over telephone lines through a vast computer network. Transmission time was much faster than mail or fax with the added advantage of being low cost: no long-distance charges were incurred since messages were relayed to a local computer network.

Innumerable individuals, companies, researchers etc. now use the Internet and its technologies to significantly enhance their specific activity or pursuit.

The worldwide network of hosts (sites) has grown from 2000 to 1 million in the past eight years and is likely to exceed 100 million hosts over the next five years.

Innumerable individuals, companies, researchers etc. now use the Internet and its technologies to significantly enhance their specific activity or pursuit.

The Internet Business Center made the following data available collected from the 10th Annual software Publishing Association Conference:

- -    It is estimated that 60% of U.S. households will have PC's by the end of 1998
- -    12% of households with PC's have modems
- -    6% of households with PC's subscribe to on-line Internet services
- -    the Internet is growing between 6% and 12% per month
- -    there are Internet sites in 137 countries
- -    the cost of subscribing to an Internet service is declining
- - many major businesses (226 of the 490 largest companies) already have a presence on the Internet
- -    39% of all communications companies have a presence on the Internet
- -    24% of information technology firms have a presence on the Internet









7
Reasons why people use the internet according to Georgia Tech Research Corporation's ("GTRC") 1998 survey (Of the users surveyed, over one third said that they were willing to pay fees for information services, providing quality was ensured):

- -    86.03% Searching
- -    63.01% Browsing
- -    54.05% Work
- -    51.21% Education
- -    47.02% Communication
- -    45.48% Entertainment
- -    18.65% Shopping

(RESPONDENTS ANSWERED MORE THAN ONE CATEGORY, CAUSING TOTAL TO BE
GREATER THAN 100%)

The Internet has quickly become a mainstream component of everyday life. In June 1998 it was estimated that there were approximately 37 million North Americans on-line.

Accessing the Internet is now the third most popular use of computers behind playing games and word processing.

The Internet has created a whole new level of commercial transactions called e-Commerce.

Today it is possible to buy everything from groceries to a car on-line.
 A recent Roper Starch back-up survey conducted in June 1998 indicated that 75% of people on-line have used the Internet to research an item and 22% have actually made a purchase via the Web. A poll commissioned by the Information Technology Association of America in early 1998 estimated that 15% of all adult Americans have used the Internet to make a purchase.

While research shows varying results regarding the use of the Internet, it is clear that the growing numbers indicate that the Internet will be one of the most important tools for both businesses and individuals in the coming years.

People are spending more time on-line, both at home and at work.  In
1994, only three million Americans were connected to the Internet. A joint study by IDC and Relevant Knowledge claims that home Internet users will grow to 102 million in 2002 and the percentage using the Internet for electronic commerce will grow to 50%. The U.S. Department of Commerce estimates that Internet traffic is doubling every 100 days.

Conservative estimates put the number of worldwide users of the Internet at 60 million with nearly 70% living in Canada or the United States. eMarketer predicts that Asia/Pacific Rim, South America and several underdeveloped parts of the world will have more Internet users than the U.S. by the year
2000. By the year 2002, it is expected that there will be 228 million users worldwide, with American users representing only 37% of such user base.






8
True globalization of Internet use and electronic commerce will occur over the next few years due to:

- - the deregulation and lower costs of telecommunications in previously controlled markets.

- -    increased computer use and modem penetration
- - the attraction of electronic commerce to foreign businesses looking to draw revenues from a worldwide market

E-COMMERCE

Electronic Commerce ("e-Commerce") is the buying and selling of information, products or services via computer networks. e-Commerce is allowing buyers and sellers to communicate directly rather than through third parties.

Consumer oriented industries, such as travel, where service and information play a large part in the buying process, are becoming important e-commerce participants. Generally speaking, the more time consuming and difficult a purchase category is, the more likely it is that consumers will use the Internet versus standard means.

An e-commerce study by dePaul University found that 60% of Internet users aged 30 to 49 years have already made at least one purchase electronically.
Other studies estimate that between 15% and 24% of all Internet users have made a purchase on-line. A report recently released by the Deloitte & Touche Consulting Group estimates that by the Year 2000, e-commerce will grow by 300% and that many businesses will be conducting over half of their business over the Internet.

A report by eMarketer concludes that consumer e-commerce will grow to $26.6 billion US by 2002 and business-to-business e-commerce will climb to $268 billion US from an estimated $5.6 billion in 1997.

The U.S. Department of Commerce has suggested that e-commerce will surpass $300 million in the next two years. This is partially based on theital, no assurance can be given is doubling every 100 days.

COMPETITIVE ADVANTAGES

It is anticipated that the Company will possess three distinct competitive advantages:

(i) LOW COST: The Company proposes to design and maintain an interactive and integrated website capable of providing information on an extensive list of Computer related products and services.
      The estimated cost to create the site is $5,000, and another
      $1,000 per month will be required to maintain the site.








9

The vendors and manufacturers represented by the Company will pay a commission on sales of their listed items. Commission rates vary between 8% and 10%.

Traditionally, most manufacturers and vendors have relied on sales calls, trade shows and print materials such as brochures and directories to promote their products. Print materials are costly, become outdated quickly and have a high cost of distribution. A website may be updated with photos and text in a very timely and cost effective manner.

Special limited time promotions, for example, may be featured and conveyed to a much wider potential audience than print media. A website may also feature downloadable multimedia presentations, which can be a strong sales tool for some software vendors.

(ii) CUSTOMER FOCUS: A numbers of young computer users prefer shopping on-line. The Company will target this customer base. Users who visit the site will be asked questions relating to their shopping needs and preferences. The Company will process this information and, based on an understanding of its users needs will select the right type of products for sale on its website.

(iii) PRODUCT LEADERSHIP: As the Company's site evolves, it will provide additional information about specific product in a more detailed fashion, utilizing the services of renowned media experts in the industry.

REVENUE PROJECTIONS

It is envisaged that the Company will earn revenues in the form of commissions and advertising fees. It is anticipated that Vendors will remit to the Company commissions ranging between 8% and 10% for product sales through the Company's website. In addition, banner advertising and website links are projected to generate revenues of $1.6 million per year by the 5th year of the Company's operations. Operating costs, including staff, technology, maintenance and selling and administrative are expected to be $1.0 million by Year 5. Initial capital raised in the amount of $18,750 is being used to develop software, working capital, and capital assets.

BUSINESS OBJECTIVES USING THE INTERNET

- -    Use the internet as an improvement to the current business communications environment, and as an adjunct to the Company's advertising and marketing strategy, or part of an on-line sales effort.
- -    Increase corporate name recognition in a low-cost manner.
- -    To survey, and to be in regular communications with, customers.
- -    To sell the Company's product globally.
- - The Company's target customer profile fits the demographics of the internet user community.
- - To match the Company's communications network to the internet communications environment.







10

THIRD PARTY INTERNET SERVICE PROVIDER (ISP)

The Company will enter into an agreement with its chosen ISP that will clearly outline the terms and conditions of service.

The contract will specify the level of performance to be delivered by the ISP to ensure that the Company's clients are not met with busy signals or "downed" systems. The Company and the ISP will outline the amount of "uptime" and acceptable "downtime" that can be expected. The Company will require that there is limited downtime so as to prevent lost sales opportunities.

MARKETING STRATEGY

As an Internet-based service, the Company will have a presence on the World Wide Web. Key to the Company's success will be the strategic use of Internet links and keywords. Its strongest product feature will be that products offered by the Company will be sold at very competitive prices pursuant to pre-existing contracts that the Company will have with individual vendors. The key to the successful marketing of the service will be strategic use of the Internet itself as a marketing tool. The Company plans to develop an effective marketing strategy that includes registering with key search engines for information such as Excite, Yahoo and Alta Vista. The Company may also choose to advertise on various internet portals.

The Company's services will also be outlined in various print materials including brochures and inserts to be included in a variety of mail-outs such as credit car bills or frequent flyer statements.

During the Company's initial marketing phase in United States, Canada and Europe, local press will be targeted with press releases. Advertising will be purchased in key publications such as Internet World Magazine, Computer Current and local newspaper Technology sections.

TARGET SEGMENTS

The Company's target market segment is both college students and middle to high income workers with access to the Internet and likelihood to participate in e-commerce. As nearly as can be determined from independent studies, this could be as many as 100 million potential users by the year 2002.

COMPETITION

The online commerce market, particularly over the Web, is new, rapidly evolving and intensely competitive. In addition, the High Technology retail industry is intensely competitive. The Company's current or potential competitors include (i) various online Computer Hardware and Software retailers and vendors of other information-based products, including entrants into narrow specialty niches, (ii) a number of indirect competitors that specialize in online commerce or derive a substantial portion of their revenues from online commerce, through which retailers other than the Company may offer products and (iii) computer superstores, including CompUSA, Egg Head, Creative Computers, and other large specialty High Technology and integrated media corporations, many of which possess significant brand awareness, sales volume and customer bases.

11

The Company believes that the principal competitive factors in its market are brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, quality of editorial and other site content, reliability and speed of fulfillment. Many of the Company's competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company.

Certain of the Company's competitors may be able to secure merchandise from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. There can be no assurance that the Company will be able to compete successfully against current and future competitors.

OPERATIONS

After the acquisition of Capnet Group of Companies (see note 3 in the financial section), the Company will have acquired a fully functional internet portal and Electronic Commerce related company and will have staff, office, equipment and established business accounts. The employees of Capnet are expected to be primarily involved in customer service, confirming order fullfilment by vendors and sales/negotiations with vendors and suppliers.

It is presently anticipated that, if and when the Company becomes fully operational, the Company will require additional employees. Specifically:

     -    One employee in accounting

     -    One employee in administration

     -    One employee in Information Systems

     -    Two employees in Marketing/Sales

The Company is not subject to any collective bargaining agreement. It is anticipated that the Company's employees will be covered by an employee stock option plan; however, at this stage, the terms of such a plan have not been determined.

Although the primary contact with the Company will be via its website, a toll-free telephone number will also be made available in the event that clients need immediate customer service. The Company plans to develop a marketing strategy for its services using trade shows, trade press and strategic advertising on internet browsers such as Yahoo or Lycos.

The Company expects to have a small, in-house accounting staff to handle collections, payables and bookkeeping duties. The Company also expects to have virtually no receivables because of the nature of its business transactions. Payments will be received from clients credit card charges and the Company will be responsible for remitting payments to the relevant vendor or supplier a net of commissions.

12

RESULTS OF OPERATIONS

A. REVENUES--The Company is a development stage enterprise that has earned no revenue since its inception. The Company believes that future revenues will result largely from sales of items from its internet computer stores, advertising space on the Company's website, and related sponsorship programs by prospective vendors or manufacturers.

B. COST OF REVENUE-Since its inception, the Company has incurred no costs of revenues. The Company expects that future cost of revenues will consist of payments to third parties from resale of their goods, Internet Service Providers (ISP, graphic artists, royalties, and profit participation payable to strategic alliance partners and others.

C. PRODUCT DEVELOPMENT EXPENSES-Product development expenses consist principally of website and other software engineering, graphic design, certain non-recoverable advances to artist, artists relations, telecommunications charges, and cost of computer operations, including related salaries, rent and depreciation, that support the Company's business

D. SALES AND MARKETING EXPENSES-Since its inception, the Company has incurred no sales and marketing costs. The Company expects that future costs will consist primarily of costs associated with the Company's various strategic alliances, external advertising, promotion, trade show, advertising sales and personnel expenses associated with marketing of the Company's website.

E. GENERAL AND ADMINISTRATIVE EXPENSES-General and administrative expenses currently consist of management consulting fees, accounting, legal and expenditures for applicable overhead costs. The Company expects general and administrative expenses to continue to increase in absolute dollars as the Company Expands its staff and incurs additional costs related to the growth of its business.

F. LACK OF COMMITMENT AND ORDERS-There are currently no commitments for purchase of any of the Company's products and services.

ITEM 3.	DESCRIPTION OF PROPERTY

	Pursuant to an oral agreement, the Company currently utilizes the office of its sole shareholder, rent free in the city of Baltimore, Maryland, as its East Coast Regional Office, on a month-to-month basis.
The Company does not presently own or lease any properties and at this time has no agreements to acquire any properties. The Company intends or attempt to acquire assets or a business for cash and/or in exchange for its securities which assets or business that this is determined to be desirable for its objectives. The Company also maintains an office space on a rent free basis in the city of Los Angeles, California by Anthony C. Dike, whose assets-"Capnet Group of Companies" (see note 3) is being acquired by the Company, until the Company successfully consummates the proposed merger or acquisition. During the period of negotiation and upon completion of contemplated acquisition of Capnet
Group of Companies, the Company will maintain its executive offices at 900 Wilshire Blvd., Suite 500, Los Angeles, California. The Company also intends to host its Internet Web Server at the same facility. The Company plans to move to different facilities as its customer base expands and it upgrades its equipment.

13

The Company has no investments in real estate, securities, or other forms of property

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

	The following table sets forth information regarding ownership of the Company's Common Stock by each person known by the Company to be the beneficial owner of more than 10% of the outstanding Common Stock, by each director and by each executive officer of the Company. All shares are held beneficially and of record, and each recorded stockholder has sole voting, investment and dispositive power.

                              	   Shares	          Percentage of
                              	Beneficially	         Shares
Name 		                            Owned	            Owned

Charles Okehie(1)	                     650,000	              85.0%

(1) Director and/or Officer of the Company

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL

Pursuant to the Company's Bylaws, each officer and director will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

	The following sets forth information concerning the  principal
Executive officers and Directors of the Company:
		Name	               Positions
		Charles Okehie	   Director, President, Chief Financial  Officer
	                   and Secretary

The following sets forth certain biographical information pertaining to the directors and officers of the Company:

Charles Okehie

	Mr. Okehie has served as Director, President, Chief Financial Officer and Secretary since October 1998. From September 1982 to present, Mr.
Okehie has been working as an engineer with Maryland Highway Administration.

ITEM 6.	EXECUTIVE COMPENSATION

Pursuant to an oral agreement, the Company's sole director and officer will not receive any remuneration for his services but will be reimbursed for expenses, if any, incurred on behalf of the Company. Future compensation to the officers and or directors will be decided by the Board of Directors. Such transactions will not be conducted at arm's length.




14


ITEM 7.	CERTAIN TRANSACTIONS WITH MANAGEMENT

On October 13, 1998, the Company issued 650,000 shares of its Common Stock, par value $.001, to its sole shareholder who serves as sole director and officer of the Company for a total consideration of $3,524.

ITEM 8.	DESCRIPTION OF CAPITAL STOCK

Common Stock
The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $.001 per share. There are 957,500 shares of Common Stock outstanding held by 38 stockholders as of February 8, 1999.

Holders of Common Stock are entitled to one vote per share in each matter to be decided by stockholders. The Common Stock has no redemption provisions and the holders thereof have no preemptive rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as the Board of Directors may declare from time to time out of funds legally available thereof. Upon liquidation of the Company, after provisions for payment of all of the Company's debts and obligations and outstanding Preferred Stock, if any, the holders of Common Stock may share ratably in the Company's assets. The outstanding shares of Common Stock are fully paid and non-assessable. The shares of Common Stock included in the units offered hereby, upon payment therefor, will be fully paid and non-assessable.

Preferred Stock
The Company is authorized to issue 10,000,000 shares of Preferred
Stock with a par value of $.001 per share. The Board of Directors is authorized to divide any or all of the Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of each series so established. The Board of Directors, without stockholder approval, could issue the Preferred Stock with conversion and/or voting rights superior to those of the Company's shares of Common Stock. No Preferred Stock is currently outstanding nor is there in effect any Board of Directors' resolution with respect thereto.

TRANSFER AGENT

The transfer agent for the shares of Common Stock is Corporate Stock Transfer, Inc., 370 17th Street Suite 2350, Denver Colorado 80202.

PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY
        AND  OTHER SHAREHOLDER MATTERS

	Presently, the Company's stock is not listed for sale on any exchange or trading medium. The Company intends to seek the listing of its Common Stock on the OTC Electronic Bulletin Board upon the effectiveness of this filing. Until such time, there are no public market for the Company's Common Stock.

HOLDERS
There are currently 38 holders of the Company's Common Stock.

15

DIVIDENDS
Holders of the shares of Common Stock and Preferred Stock, if any, are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

RESALE RESTRICTIONS
The offering price of the shares of Common Stock sold by Company was arbitrarily determined by management of the Company. The offering price does not bear any relationship to assets, book value, or earnings of the Company.
--- No restrictions or limitations on resale are believed to apply to the securities issued, other than restrictions on resale which may apply under the securities or "Blue Sky" laws of certain states in which such resale may occur of such restrictions.
--- There are no independent bank or savings and loan association or other similar depository institution acting as escrow agent for proceeds escrowed until minimum proceeds are raised.

REPORTS
The Company will furnish annual audited financial information to its stockholders and such other interim reports as Management deems appropriate.

ITEM 2.	LEGAL PROCEEDINGS

The Company knows of no litigation pending, threatened or contemplated, or unsatisfied judgement against it, or any proceedings in which the Company is a party. The Company knows of no legal actions pending or threatened or judgment entered against any officer or director of the Company in his capacity as such. There has been to date no petition under the bankruptcy Act or any State insolvency law filed by or against the Company or its officers, Directors or other key personnel.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTING

There have been no changes in, or disagreement with, the Company's independent accountant. The company's principal independent accountant has not resigned or been dismissed. During January 1999, Mr. Andrew Smith, Certified Public Accountant of Williams & Tucker Accountancy Corporation located in Long Beach California was engaged as the principal accountant to audit the Company's financial statements.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

	On December 5, 1998, the Company began a private stock offering to raise $35,000 of additional capital. The offering was for 70 units. Each unit consisted of 5,000 shares of Common Stock at $500 per unit. As of the date hereof, the Company has received proceeds of $12,000. These securities were sold under the REG D 504 Exemption.


16

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by the Colorado Corporation Code, the Company's By-laws provide for the indemnification of any person (including his estate) made or threatened to be made a party to any suit or proceedings, whether civil or criminal, by reason of the fact he was a director, or officer of the corporation or served in the same capacity for another entity at the request of the Company, against judgements, fines, amounts paid in settlement and reasonable expenses, including attorney fees actually and necessarily incurred as a result of such threat, suit or proceeding, or any appeal therein, to fullest extent permitted by the Colorado Corporate Code.

	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors, the Company acknowledges that in the opinion of Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

PART F/S

FINANCIAL INFORMATION

	Meridian Holdings, Inc. is a Colorado Corporation organized on October 13, 1998. The Company was formed to become an Internet retailer of computer software and related hardware products. Since incorporation, the Company's activities have been limited to capital formation.

On October 13, 1998, the Company issued 650,000 shares of its common stock to its sole officer and director for a consideration of $3,524.
On December 5, 1998, the Company began a private stock offering to raise $35,000 of additional capital. The offering was for 70 units. Each unit consisted of 5,000 shares of Common Stock at $500 per unit. As of the date hereof, the Company has received proceeds of $12,000.

The proceeds of the offering will permit the Company to conduct only nominal operations. The Company will be required to obtain significant amounts of additional capital. There can be no assurance that such additional capital will be made available to the Company or made available on satisfactory terms. In the absence of such additional capital, Management may recommend the liquidation of the Company in which event stockholders will loose any value their investment may have had.


Signed this 1st day of April 1999 by


Charles Okehie
President and CEO







17

MERIDIAN HOLDINGS, INC.
(A Development Stage Company)

AUDITED FINANCIAL STATEMENTS

For the Period
October 13, 1998 to December 31, 1998



Table of Contents
LETTER TO THE BOARD OF DIRECTORS	..................................2
BALANCE SHEET	....................................................4
STATEMENT OF STOCKHOLDERS' EQUITY ....................................5
STATEMENT OF CASH FLOWS	..............................................6
NOTES TO FINANCIAL STATE.... .........................................7







































18

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Meridian Holdings, Inc.

We have audited the accompanying balance sheet of Meridian Holdings, Inc., a development-stage company, as of December 31, 1998 and the related statements of stockholders' equity and cash flows for the period
October 13 to December 31, 1998. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Holdings, Inc., as of December 31, 1998 and the results of their operations and their cash flows for the period October 13 to December 31, 1998 in conformity with generally-accepted accounting principles.

WILLIAMS AND TUCKER ACCOUNTANCY CORPORATION
Long Beach, California
January 6, 1999
























19
Meridian Holding, Inc.
(A Development Stage Company)
Balance Sheet
December 31, 1998


Assets

 Current Assets

 Cash                                             $       6,176

 Property, Plant, and Equipment
 Net of Accumulated Depreciation (Note 1)                   825

 Organization Costs (Note 1)                             10,524

   Total Assets                                    $     17,524


              Liabilities and Stockholders' Equity

 Current Liabilities

 Accounts Payable                                 $       2,000

 Stockholders' Equity (Note 2)

 Common Stock (50,000,000
shares authorized, par
value $0.001, 650,000 shares
issued and  outstanding)                                    650

 Additional Paid in Capital                               2,874

 Common Stock Subscribed                                 12,000


     Total Stockholders' Equity                          15,524


    Total Liabilities and Stockholders' Equity      $    17,524




See accompanying notes and independent auditor's report








20

Meridian Holding, Inc.
(A Development Stage Company)
Statement of Stockholders' Equity
For the Period
October 13 to December 31, 1998



                                                        Common
                          Retained   Common   Paid in   Stock
                          Earnings   Stock    Capital   Subscribed   Total

Balance October 13, 1998  $  -      $  -      $   -     $   -        $  -

Net Income                   -         -

Common Shares Issued                  650      2,874                 3,524

Subscribed Shares            -                           12,000     12,000

Balance December 31, 1998    -        650       2,874    12,000     15,524

Subscribed Shares            -         -          -      18,750     18,750

Balance February 8, 1999
(Filing date unaudited)  $   -      $ 650      $2,874   $30,750    $34,274

See accompanying notes and independent auditor's report



























21

Meridian Holdings, Inc.
(A Development Stage Company
Statement of Cash Flows
For the Period October 13, 1998 to December 31, 1998


Cash Flows from Operating Activities





   Increase (Decrease) in Accounts Payable     2,000



      Cash Provided by Operating Activities    2,000


Investing Activities
    Acquisition of Fixed Assets                (825)
    Organization Costs                      (10,524)

   Net Cash Used by Investing Activities    (11,348)


Cash Flows from Financing Activities
    Capital Contributions                     3,524
    Proceeds From Common Stock Subscribed    12,000

      Cash Provided by Financing Activities  15,524

Increase (Decrease) in Cash                   6,176

    Cash Balance October 13, 1998              -

    Cash Balance December 31, 1998      $     6,176



















22

MERIDIAN HOLDINGS, INC.
Notes to Financial Statements
December 31, 1998


NOTE 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Meridian Holdings, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. These financial statements and notes are the representation of the Company's management, which is responsible for the integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements

Nature of Operations
The Company was organized under the laws of the State of Colorado and was incorporated October 13, 1998. Since incorporation, the Company's activities have been limited to capital formation. The Company intends to become an Internet retailer of computer software products, when operational. Costs accumulated during this period have been capitalized and will be amortized over a sixty month period.

Use of Estimates
Management will use estimates and assumptions in preparing financial statements (e.g. depreciation). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses.

Fiscal Year
The Company operates on a December 31st year end.

Income Recognition
The Company prepares its financial statements and federal income taxes on the accrual basis of accounting. The nature of the business is such that the Company receives stock and other necessary materials from the customers for processing. As such no inventories of any significance are maintained.

NOTE 2 - Capitalization

The Company is authorized to issue 10,000,000 shares of Preferred
Stock, per value $.001, and 50,000,000 shares of Common Stock, par value $.001. 650,000 shares of Common Stock were issued for cash consideration of $3,524.
As of December 31, 1998 the Company has received $12,000 cash and a Receivable for $900 in consideration for 129,000 shares. Proceeds have been used by the Company primarily for offering costs and the acquisition of equipment and resources to support it's intended operations.

NOTE 3 - Recent Developments

Subsequent to the balance sheet of December 31, 1998 and additional
187,500 common shares were subscribed in consideration for cash and services performed in the amount of $18,750. Total shares subscribed as of February 8, 1999 were 307,500 shares in addition to 650,000 common shares issued and outstanding. Total shares committed and/or outstanding as of February 8, 1999 were 957,500.
23
Also the Company has entered into a non-binding Letter of Intent (the
"Letter of Intent") as of March 24th 1999, pursuant to which the Company has the option to acquire 100% of certain Internet Related
Assets of Anthony C. Dike, in exchange for the Companies Common Stock.

These Assets include Capnet Group of Companies which includes
"Capnet.com d/b/a/ Capnet Gateway Online Services", and "Capnet IPA" all owned and operated by Anthony C. Dike.

"Capnet.com" is an internet based information and management services company, with focus on Internet Content and Electronic Commerce.

"Capnet IPA" is a healthcare transaction based management company that utilizes the Internet to provide management services to contracted healthcare entities on a fee based transaction model.

Capnet IPA had approximately $0.5 Million sales for the year ending December 1998, with a projected revenue of $1.5 million for the year ending December 1999. Capnet has a website located at http://www.capnet.com, that will become the portal for users of the Company's services. The website will undergo a design upgrade in order to meet the Companies objectives.

The Company plans to use proprietary internet software that it is currently developing to independently enhance Capnet.com existing
Website with the plan to create a unique virtual "Shopping Center" and "Information Portal".

By acquiring Capnet Group of Companies, an established service company, the company will acquire an established client base. The acquisition of Capnet Group of Companies will give the company access to management personnel with expertise and experience in the Internet Electronic Commerce related business. Capnet.com has an existing infrastructures, such as a Corporate office located at 900 Wilshire Blvd, Suite 500, Los Angeles California. The transaction contemplated calls for an exchange of shares and is contingent solely upon certain working capital commitments, which are expected to be fulfilled in the near future. The parties contemplate a final Closing will take place on or before May 1st, 1999. Upon completion of Contemplated transaction, Anthony C. Dike, will be elected into the board of director of Meridian Holdings, Inc., and assume control of the Company on or before Closing.

















24


Part III

EXHIBITS  INDEX

Exhibit A    Articles of Incorporation (filed in paper)
Exhibit B    Bylaws of Meridian Holdings, Inc. (filed in paper)
Exhibit C    Letter of Intent to Acquire Assets.(included with filing)



                                  EXHIBIT C

LETTER OF INTENT

Mr. Anthony C. Dike
Principal
Capnet Group of Companies
900 Wilshire Blvd., Suite 500
Los Angeles, CA 90017

RE: Letter of Intent


Dear Mr. Anthony C. Dike:


This letter sets forth our preliminary understanding concerning the purchase by Meridian Holdings, Inc., a Colorado Corporation
("Meridian"), of the equity interest in Capnet Group of Companies (a sole Proprietor company )("capnet") (such transaction, the "Asset
Purchase").

(1) Meridian Holdings shall acquire, and Anthony C. Dike shall sell, 100% of Capnet Group of Companies in exchange for 25,000,000 Shares of Common Stock of Meridian Holdings, Inc., at 0.001 par value.
(2) In connection with the Asset Purchase contemplated hereby, Capnet shall use its commercially reasonable efforts to raise Five Million Dollars (US$5,000,000) through a private placement as defined under the
 Securities Act of 1933 (the "Private Placement"). The successful completion of the Private Placement is condition precedent to the consummation of the Asset Purchase.
(3) Meridian Holdings, Inc. and Anthony C. Dike, shall negotiate in good faith with a view to entering into a definitive asset purchase agreement (the "ASSET PURCHASE AGREEMENT") providing for the Asset Purchase, which Asset Purchase Agreement shall contain, among other things and in addition to the other terms of this Letter of Intent includes the following provisions:

(i) Meridian Holdings, Inc. represents and warrants to Anthony C. Dike that (both as of the date of the Asset Purchase Agreement and of the closing of the Asset Purchase (the "Closing") unless otherwise specified herein):

(ii) Meridian Holdings, Inc. is a corporation duly organized, existing and in good standing, under the laws of the State of Colorado.

(iii) As of the Closing, the authorized capital stock of Meridian
Holdings, Inc., will consist of 50,000,000 shares of Common Stock, par value $0.001 per share, of which 25,957,500 shares will be issued and outstanding prior to the successful consummation of the Private
Placement.
25


(iv) There are no outstanding subscriptions, warrants, options, calls or commitments of any character entitling any person or entity to purchase or otherwise acquire any capital stock or other securities or other equity interests of Meridian Holdings, Inc.

(i)   Anthony C. Dike represents and warrants to Meridian holdings,
Inc.    that (both as of the date of the Asset Purchase Agreement and of the closing , unless otherwise specified herein.)
(iii) Except as set forth on its financial statements, to be provided to Capnet prior to the execution of the Stock Purchase Agreement, or such as may have arisen in the ordinary course of business, there subject to consummation of the obligations, contingent or otherwise, of Capnet, or otherwise affecting Capnet Group of Companies or its assets, which debts, liabilities or obligations would substantially alter the financial condition of Capnet Group of Companies.
(iii) The financial statements of Capnet delivered to Meridian Holdings,Inc. are accurate and complete, have been prepared in accordance with generally accepted accounting principles, consistently applied throughout the period indicated, and fairly present Capnet's financial position, results of operations and cash flow at the respective dates thereof and for the periods therein indicated.
(iv) Other than the Stock Purchase contemplated hereby, there are no outstanding subscriptions, warrants, options, calls or commitments of any character entitling any person or entity to purchase or otherwise a acquire any capital stock or other securities or other equity interests of Capnet.
(vii) Since the date of its last financial statement, there have not been, and during the period between the execution of the Stock Purchase Agreement and the Closing there will not be, any material adverse changes in the financial condition affecting Capnet, other than those arising from the ordinary course of business.
(viii)Except as disclosed to Meridian Holdings, Inc., Capnet has not
been    involved in any litigation, government investigation or other government proceeding and, to the best knowledge of Capnet and its existing shareholders, no litigation, government investigation or other government proceeding is threatened against Capnet.

      Capnet Group of Companies which includes Capnet.com d/b/a/ Capnet Gateway Online Services, and Capnet IPA all owned and operated by Anthony C. Dike. Capnet.com is an internet based information and management services company, with focus on Internet Electronic Commerce and Content provider.

Capnet IPA is a healthcare management company that utilizes the Internet to provide management services to contracted healthcare entities on a fee based transaction model.

     As a condition precedent to the consummation of the Asset
Purchase, the terms of the definitive Asset Purchase Agreement shall have been approved by the shareholders of both Capnet Group of Companies and Meridian Holdings, Inc.

     The officer of each of Capnet Group of Companies (Anthony C. Dike) and Meridian Holdings, Inc., signing the Asset Purchase Agreement will be duly authorized by the respective board of directors of each such company.


26

     The number of (i) persons on Meridian Holdings, Inc. board of
directors,    and (ii) officers shall be increased upon consummation of
the Asset Purchase appropriately. At any time prior to the Closing, the parties may, by written agreement approved by their respective boards of directors, amend, modify or waive compliance with, any of the conditions, covenants or provisions of the Asset Purchase Agreement. The Asset Purchase Agreement and the legal relations between the parties shall be governed by and construed in accordance with the internal law of the State of California.

(4) Anthony C. Dike, and Meridian Holdings, Inc. agree that all the information received by either of them in connection with the Stock Purchase, excluding any information which is generally known to the public or subsequently becomes generally known to the public in a manner not resulting directly or indirectly from any act or omission on the part of such party in violation of this paragraph, shall be deemed to be confidential information, and such confidential information shall not be disclosed by such party receiving it to any other person or entity, except to its directors, officers, employees, agents or affiliates to whom or which disclosure is reasonably necessary and except as may otherwise be required by any applicable law.

(5) The Closing shall occur on or about May 1st, 1999 or as soon as possible after the completion of the Private Placement.

(6) Except for paragraph 4 above, this Letter of Intent represents expression of intent only. Accordingly, neither Meridian Holdings, Inc.
nor Anthony C. Dike will be bound by any terms of this Letter of Intent other than as set forth in the preceding sentence. Instead, the Asset Purchase Agreement, if and when executed, will be the binding agreement between the parties. Unless the Asset purchase agreement is entered into, neither party shall be under any obligation to the other, regardless of any negotiations, agreements or undertakings between, or actions taken by, any party, except as set forth in the first sentence of this paragraph.

(7) This Letter of Intent may be signed in multiple counterparts, each of which shall be deemed to be an original, and all such counterparts shall constitute but one instrument.

(8) For purposes of construction and interpretation, Meridian Holdings, Inc. and Anthony C. Dike, agree that this Letter of Intent shall be governed by, and construed in accordance with, the law of the State of Colorado, without regard for the conflict of laws principles thereof. The contemplated transactions involves exchange of stock, with no expected Tax consequences.

If you agree that this letter correctly sets forth our mutual intent, please so indicate by signing the enclosed copy of this letter and return it to me.

Sincerely,

Meridian Holdings, Inc.

By: s/ Charles Okehie
    President/CEO


27

Agreed and Accepted this 24TH day of MARCH, 1999
FOR CAPNET GROUP OF COMPANIES.


By: s/ANTHONY C. DIKE
            Principal